FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on November 17, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: November 17, 2003	By:	/s/ Kenji Kinoshita
Kenji Kinoshita Executive Officer

For Immediate Release

Komatsu Ltd. 2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan Corporate Communications Dept. Tel: +81-(0)3-5561-2616 Date: November 17, 2003 URL: http://www.komatsu.com/

Komatsu to Sell Fixed Asset

At the Board of Directors meeting held on November 17, 2003, the Board made a resolution to sell a fixed asset as follows.

1.	Reason for the Sale

As part of its production restructuring move undertaken in 1995, Komatsu Ltd. transferred the production lines to other plants.

Komatsu has utilized the concerned former plant site as the base for its subsidiaries. To promote its assets, Komatsu has decided to sell it.

2.	Descriptions of the Concerned Asset
	1) Description of the Asset and Address:	Land (73,128 square meters), 20-1, 3-chome Nakase, Kawasaki-ku, Kawasaki-shi,
Kanagawa Prefecture, Japan
	2) Book Value:	¥1,800 million
	3) Sales Price:	¥11,280 million
	4) Current Condition:	Former plant site

3.	Outline of the Purchaser
	1) Name:	Shimachu Co., Ltd.
	2) Address of Head Office:	1555, 5-chome Mihashi, Nishi-ku, Saitama-shi, Saitaima Prefecture, Japan
	3) President:	Takao Kojima
	4) Capitalized:	¥16,533 million (As of August 31, 2003)
	5) Major Shareholder:	The Master Trust Bank of Japan, Ltd. (Trust Account) (9.3%) (As of August 31, 2003)
	6) Main Lines of Business:	A large-scale chain store specializing in furniture and other interior items
	7) Relationship with Komatsu:	None

4.	Schedule for the Sale
November 17, 2003:	Resolved by the Board of Directors
December 2, 2003:	Contract to be concluded (planned)
July 31, 2004:	The property to be delivered (planned)

5.	Outlook

In line with the sale of the concerned asset, Komatsu plans to include ¥7.7 billion, the anticipated proceed after the sale and other expenses, in extraordinary profits for the fiscal year ending March 31, 2005.

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